Filed by Change Healthcare Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: PF2 SpinCo, Inc.
Registration Statement on Form S-4 and S-1 filed by
PF2 SpinCo, Inc. (File No. 333-236236)

Inspiring a Better Healthcare System

Roadshow Presentation



CHANGE HEALTHCARE

© 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved.

Legal CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS: This presentation may contain certain statements about McKesson Corporation (“McKesson”), PF2 SpinCo, Inc. (“SpinCo”), Change Healthcare LLC (“Change Healthcare”) and Change Healthcare Inc. (“Change”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These matters involve risks and uncertainties as discussed in the registration statement on form S-4 and S-1 filed by SpinCo in connection with the Transactions with the SEC (File No. 333-236236) and the registration statement on Form S-4 filed by Change in connection with the Transactions with the SEC (File No. 333-236234), as well as in McKesson’s and Change’s respective periodic reports on Form 10-K and Form 10-Q and current reports on Form 8-K, filed from time to time with the U.S. Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this document may include statements about the expected effects on McKesson, SpinCo and Change of the separation of SpinCo from McKesson and the merger of SpinCo with and into Change (collectively, the “Transactions”); the anticipated benefits of the Transactions and McKesson’s, SpinCo’s, Change Healthcare’s and Change’s anticipated financial results; and also include all other statements in this press release that are not historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases, or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of McKesson, SpinCo and Change (as the case may be) and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include, but are not limited to: changes in the healthcare industry and regulatory environment; fluctuations in foreign currency exchange rates; material adverse resolution of pending legal proceedings, including those related to the distribution of controlled substances; cyberattack, natural disaster, or malfunction of sophisticated internal computer systems to perform as designed; the potential inadequacy of insurance to cover property loss or liability claims; the satisfaction of the conditions to the Transactions and other risks related to the completion of the Transactions and actions related thereto; McKesson’s and Change’s ability to complete the Transactions on the anticipated terms and schedule, including the declaration by the SEC that the registration statements referred to above are effective; the anticipated tax treatment of the Transactions and related transactions; the expansion and growth of Change’s operations; ongoing risks related to the price or trading volume of Change’s common stock; failure to pay dividends to holders of Change’s common stock; impairment charges for goodwill; and the risk that disruptions from the Transactions will harm McKesson’s, SpinCo’s, Change Healthcare’s or Change’s businesses. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and none of McKesson, SpinCo, Change Healthcare or Change undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances. IMPORTANT NOTICES AND ADDITIONAL INFORMATION: In connection with the Transactions, McKesson has filed with the SEC a Schedule TO with respect to the exchange offer, SpinCo has filed with the SEC a registration statement on Form S-4 and Form S-1 containing a prospectus of SpinCo relating to the Transactions, and Change has filed with the SEC a registration statement on Form S-4 relating to the Transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND ANY AMENDMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MCKESSON, SPINCO AND CHANGE AND THE TRANSACTIONS. Investors and security holders may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of these materials, and other SEC filings by McKesson and Change, may be obtained free of charge by accessing McKesson’s website at www.mckesson.com, or from Change by accessing Change’s website at www.changehealthcare.com. To obtain copies of the exchange offer prospectus and related documents, or for questions about the exchange offer or how to participate, please visit the website that McKesson will maintain for the exchange offer at www.dfking.com/McKesson or contact the information agent, D.F. King & Co., at 1-866-304-5477 (toll-free in the United States) and 1-212-269-5550 (outside of the United States). None of McKesson, SpinCo, Change or their respective directors or officers makes any recommendation as to whether any McKesson stockholder should participate in the exchange offer. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. NON-GAAP MEASURES DISCLOSURE: This presentation includes certain financial measures of Change not presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”). These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Change’s financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. See slides 20-24 for reconciliations from the most directly comparable financial measures calculated in accordance with GAAP to the non-GAAP financial measures presented herein. ADOPTION OF NEW REVENUE RECOGNITION STANDARD: Change Healthcare adopted the new revenue recognition accounting standard Accounting Standards Codification ( ASC ) 606 effective April 1, 2019 on a modified retrospective basis. Financial results for reporting periods during fiscal year 2020 are presented in compliance with the new revenue recognition standard. Historical financial results for reporting periods prior to fiscal year 2020 are presented in conformity with the prior revenue recognition standard ASC 605. This presentation includes additional information to reconcile the impacts of the adoption of the new revenue recognition standard on the Company's financial results for the nine month period ended December 31, 2019. This includes the presentation of financial results during fiscal year 2019 under ASC 605 for comparison to the prior year. © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 2 Legal CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS: This presentation may contain certain statements about McKesson Corporation (“McKesson”), PF2 SpinCo, Inc. (“SpinCo”), Change Healthcare LLC (“Change Healthcare”) and Change Healthcare Inc. (“Change”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These matters involve risks and uncertainties as discussed in the registration statement on form S-4 and S-1 filed by SpinCo in connection with the Transactions with the SEC (File No. 333-236236) and the registration statement on Form S-4 filed by Change in connection with the Transactions with the SEC (File No. 333-236234), as well as in McKesson’s and Change’s respective periodic reports on Form 10-K and Form 10-Q and current reports on Form 8-K, filed from time to time with the U.S. Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this document may include statements about the expected effects on McKesson, SpinCo and Change of the separation of SpinCo from McKesson and the merger of SpinCo with and into Change (collectively, the “Transactions”); the anticipated benefits of the Transactions and McKesson’s, SpinCo’s, Change Healthcare’s and Change’s anticipated financial results; and also include all other statements in this press release that are not historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases, or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of McKesson, SpinCo and Change (as the case may be) and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include, but are not limited to: changes in the healthcare industry and regulatory environment; fluctuations in foreign currency exchange rates; material adverse resolution of pending legal proceedings, including those related to the distribution of controlled substances; cyberattack, natural disaster, or malfunction of sophisticated internal computer systems to perform as designed; the potential inadequacy of insurance to cover property loss or liability claims; the satisfaction of the conditions to the Transactions and other risks related to the completion of the Transactions and actions related thereto; McKesson’s and Change’s ability to complete the Transactions on the anticipated terms and schedule, including the declaration by the SEC that the registration statements referred to above are effective; the anticipated tax treatment of the Transactions and related transactions; the expansion and growth of Change’s operations; ongoing risks related to the price or trading volume of Change’s common stock; failure to pay dividends to holders of Change’s common stock; impairment charges for goodwill; and the risk that disruptions from the Transactions will harm McKesson’s, SpinCo’s, Change Healthcare’s or Change’s businesses. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and none of McKesson, SpinCo, Change Healthcare or Change undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances. IMPORTANT NOTICES AND ADDITIONAL INFORMATION: In connection with the Transactions, McKesson has filed with the SEC a Schedule TO with respect to the exchange offer, SpinCo has filed with the SEC a registration statement on Form S-4 and Form S-1 containing a prospectus of SpinCo relating to the Transactions, and Change has filed with the SEC a registration statement on Form S-4 relating to the Transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND ANY AMENDMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MCKESSON, SPINCO AND CHANGE AND THE TRANSACTIONS. Investors and security holders may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of these materials, and other SEC filings by McKesson and Change, may be obtained free of charge by accessing McKesson’s website at www.mckesson.com, or from Change by accessing Change’s website at www.changehealthcare.com. To obtain copies of the exchange offer prospectus and related documents, or for questions about the exchange offer or how to participate, please visit the website that McKesson will maintain for the exchange offer at www.dfking.com/McKesson or contact the information agent, D.F. King & Co., at 1-866-304-5477 (toll-free in the United States) and 1-212-269-5550 (outside of the United States). None of McKesson, SpinCo, Change or their respective directors or officers makes any recommendation as to whether any McKesson stockholder should participate in the exchange offer. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. NON-GAAP MEASURES DISCLOSURE: This presentation includes certain financial measures of Change not presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”). These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Change’s financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. See slides 20-24 for reconciliations from the most directly comparable financial measures calculated in accordance with GAAP to the non-GAAP financial measures presented herein. ADOPTION OF NEW REVENUE RECOGNITION STANDARD: Change Healthcare adopted the new revenue recognition accounting standard Accounting Standards Codification ( ASC ) 606 effective April 1, 2019 on a modified retrospective basis. Financial results for reporting periods during fiscal year 2020 are presented in compliance with the new revenue recognition standard. Historical financial results for reporting periods prior to fiscal year 2020 are presented in conformity with the prior revenue recognition standard ASC 605. This presentation includes additional information to reconcile the impacts of the adoption of the new revenue recognition standard on the Company's financial results for the nine month period ended December 31, 2019. This includes the presentation of financial results during fiscal year 2019 under ASC 605 for comparison to the prior year. © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 2

Exchange Offer Summary Issuer: Change Healthcare Inc. (CHNG) Target Discount on CHNG 7% Upper Limit: 15% (based on 2/7/20 closing prices) rd th Averaging Period: March 3 – 5 th Expiration: March 9 NASDAQ / CHNG Exchange / Ticker: NYSE / MCK Minimum Condition: None © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 3 Exchange Offer Summary Issuer: Change Healthcare Inc. (CHNG) Target Discount on CHNG 7% Upper Limit: 15% (based on 2/7/20 closing prices) rd th Averaging Period: March 3 – 5 th Expiration: March 9 NASDAQ / CHNG Exchange / Ticker: NYSE / MCK Minimum Condition: None © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 3

Investment Highlights

Leading Independent Healthcare Technology Company Providing Data and Analytics Driven Solutions For Payers, Providers and Consumers

$3 Billion	31%	$1 Trillion	88%	14 Billion
Revenue[1]	**Adj. EBITDA Margin**[2]	**Market Opportunity**[3]	**Recurring Revenue**[1,4]	**Transactions**[1]
Highly Diversified Revenue	Increased Profitability	Market Growing ~5-6% per year	30,000 Customers and 700 Channel Partners	Largest Independent Healthcare IT Network

Note: All numbers are approximate. Refer to slides 20-23 for GAAP to Non-GAAP reconciliations.
[1] Based on FY 2019. [2] Based on Q1-3 FY2020 Adjusted EBITDA. [3] JAMA Study 10.7.19 - "Waste in the US Healthcare System." [4] Recurring revenue is revenue attributable to the ongoing use or subscription to a service or solution after an initial sale or renewal without additional selling efforts.

© 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved.

CHANGE HEALTHCARE

4

Change Has Delivered on Key Objectives Since IPO

✓ Delivering on Topline Growth[1]

Software & Analytics	Network Solutions	Technology Enabled Services
5.3%	5.0%	2.5%
Driven by Payment Accuracy and Decision Support	*Volume Growth Across Network*	*New Customer Wins*

✓ Adj. EBITDA Margin Expansion[2]



+102bps
29.9 %
31.0 %
Q1-3 FY2019
Q1-3 FY2020

✓ Continuing to Delever[3]



(1.0) x
5.7 x
4.7 x
Q4 FY2019
Q3 FY2020

On Track to Delever 0.5x / Year

✓ Ongoing Innovation

- ***Success with Next-Generation Enterprise Imaging Platform*** *with Several Leading Health Systems*
- ***Accelerated Introduction of Multiple New Solutions:*** *Charge Capture Advisor, CareSelect Imaging, All Payer Attachments, and Propensity to Deny*
- *Extend Customer Reach with* ***Launch of API & Services Connection™ and AWS Data Exchange***

Note: Financials based on ASC 605 basis. Pro Forma for divestiture of Extended Care business. Refer to slides 20-23 for GAAP to Non-GAAP reconciliations. [1] Revenue growth calculated from Q3 FY19 to Q3 FY20. Excludes ~$16m of planned contract eliminations in TES. [2] On an As-Reported basis. [3] Based on Adjusted EBITDA as of December 31, 2019 in accordance with the Credit Agreement and $59 million of unrealized synergies.

© 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved.

CHANGE HEALTHCARE

5

Well Positioned to Capitalize on Industry Tailwinds Inspiring a Better Healthcare System Increasing Consumerism Consolidation and Vertical Growing Integration Government Influence Rise of Value- New Entrants & Based Care Competitors System Reducing Building a Focusing on Inefficiency healthcare’s connected outcomes for cost burden healthcare healthcare ecosystem stakeholders Increasing Emerging Regulation + Technology Compliance © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 6 Well Positioned to Capitalize on Industry Tailwinds Inspiring a Better Healthcare System Increasing Consumerism Consolidation and Vertical Growing Integration Government Influence Rise of Value- New Entrants & Based Care Competitors System Reducing Building a Focusing on Inefficiency healthcare’s connected outcomes for cost burden healthcare healthcare ecosystem stakeholders Increasing Emerging Regulation + Technology Compliance © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 6

Innovating From the Center of the Healthcare Ecosystem Technology Partner of Data and Connectivity Comprehensive Solutions Choice Well positioned at the center of Serving payers, providers, labs, 700 industry-leading partners to the healthcare ecosystem pharmacies, consumers, others drive innovation in healthcare Significant transaction volume Software & Analytics 14B transactions $1T in claims Network Solutions In-the-workflow connectivity Technology 5,500 hospitals Enabled Services 900,000 physicians Solutions powered by our Intelligent Healthcare Platform Note: All numbers are approximate. Statistics for FY 2019 or as of FYE 2019 as appropriate. © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 7 Innovating From the Center of the Healthcare Ecosystem Technology Partner of Data and Connectivity Comprehensive Solutions Choice Well positioned at the center of Serving payers, providers, labs, 700 industry-leading partners to the healthcare ecosystem pharmacies, consumers, others drive innovation in healthcare Significant transaction volume Software & Analytics 14B transactions $1T in claims Network Solutions In-the-workflow connectivity Technology 5,500 hospitals Enabled Services 900,000 physicians Solutions powered by our Intelligent Healthcare Platform Note: All numbers are approximate. Statistics for FY 2019 or as of FYE 2019 as appropriate. © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 7

Improving Outcomes Through Differentiated Solutions Enhance engagement & access Technology Software & Network Enabled Services: Analytics: Solutions: Improve clinical outcomes Services to support Solutions across Leverages our financial and revenue cycle, network to enable administrative payment accuracy, financial, management, value- clinical decision, administrative and based care, value-based clinical transactions, communication and payment, electronic payments, Improve financial payment engagement, and and provides clinical outcomes workflow and financial data analytics © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 8 Improving Outcomes Through Differentiated Solutions Enhance engagement & access Technology Software & Network Enabled Services: Analytics: Solutions: Improve clinical outcomes Services to support Solutions across Leverages our financial and revenue cycle, network to enable administrative payment accuracy, financial, management, value- clinical decision, administrative and based care, value-based clinical transactions, communication and payment, electronic payments, Improve financial payment engagement, and and provides clinical outcomes workflow and financial data analytics © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 8

Offering a Full Suite of Modular Integrated Solutions

Comprehensive suite of solutions allows modular or enterprise delivery / sales

Strategic leverage between solutions

All solutions necessary to solve emerging issues - Change Healthcare is partner of choice

Providers

- Acute
- Ambulatory
- Post Acute
- Labs
- Other

Technology-Enabled Services

- Revenue Cycle Management
- Value-Based Services
- Consulting
- Communication and Payment Services

Software & Analytics

- Network & Financial Management
- Risk Adjustment & Quality Performance
- Consumer Engagement
- Clinical Decision Support
- Revenue Cycle Technology
- Imaging & Clinical Workflow Solutions

Intelligent Healthcare Network

- ✓ One of the Largest Financial and Administrative Healthcare Network
- ✓ Enables a Broad Set of Data and Analytics Offerings
- ✓ Data Platform with Modern Architecture
- ✓ Interoperable Capabilities and User Experience

Payers

- Commercial
- Blue Cross Blue Shield
- Medicare
- Medicaid
- Other

© 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved.

CHANGE HEALTHCARE

9

Our Platform Delivers Unique Value for Payers, Providers and Consumers

Interoperable Solutions Platform for Healthcare

Power of API's

AI-enabled



Provided through APIs and SaaS
Leads to More Customers & Partners
APIs
Technology Enabled Solutions
Software and Analytics
Network Solutions
Creates Better Analytics & Insights
Adds More Healthcare Data

Significant Reach Across Healthcare

Innovation & Differentiation

- Coding Advisor
- InterQual AutoReview ™ and IQ Connect ™
- All Payer Digital Attachments
- Claims Lifecycle AI/Denial Management/Charge Capture
- Growth Analytics
- API & Services Connection ™
- Cloud Native Enterprise Imaging
- Shop Book & Pay™

900,000 Physicians | **5,500** Hospitals | **$1 Trillion** Healthcare Claims | **14 Billion** Healthcare Transactions | **1 in 3** U.S. Patient Records | **2,200** Payer Connections

Note: All numbers are approximate. Statistics for FY 2019 or as of FYE 2019 as appropriate.

© 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved.

CHANGE HEALTHCARE

10

Creating Highly Differentiated Competitive Advantages

End-to-end payment accuracy solution



Payer Connectivity Services
Correct claim submission data to improve auto adjudication
Pre-Pay Insight & Review
Identify and review abnormal billings
Integrated Repricing Network
Reprice OON claims based on optimal network
Intelligent Healthcare Network
Adjudication
Post-Payment
Gateway
Pre-Payment
Coding Advisor
Help reduce outlier costs for common procedures
ClaimsXten™
Clinically sourced edits to help improve savings and payment accuracy
Episode Management
Support prospective bundled payment programs
Audit & Recovery
Identify, validate and recover inappropriate payments

19 of the top 20 plans use our payment accuracy solutions—20+ claim systems integrations

Leveraging InterQual to Build an Ecosystem for Exception-Based Utilization Management



AutoReview™
IQ Connect™
EHR
Clinical Data
Provider
Automated Medical Review
UM/CM SYSTEM
Medical Review
Provider
Automated Authorization
UM/CM SYSTEM
Authorization Rules and Medical Review
Payer

InterQual provides clinical decision support to >4,600 hospitals & facilities, plans covering ~100M lives

Administrative Savings I Fewer Denials I Clinicians Focused on Patient Care I Management by Exception

© 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved.

CHANGE HEALTHCARE

11

Delivering Innovation and Value Through Artificial Intelligence

DUAL ELIGIBILITY
August 2018

Identify, engage, and enroll members who are eligible for Medicare and Medicaid

HEALTH FIDELITY PARTNERSHIP
January 2019

Increase claims accuracy and address compliance obligations by more accurately identifying ICD and HCC codes

CLAIMS LIFECYCLE AI
February 2019

Optimize the claims lifecycle by predicting claims completeness, denial probability, and flagging missing data

PROPENSITY TO DENY
June 2019

Prevent denials by proactively identifying problem claims and resolving issues before they're filed

CHARGE CAPTURE
September 2019

Increase detection of missing charges before claims are filed to accelerate cash flow and optimize revenue

CARESELECT™
October 2019

Enhance EHR workflow efficiency to help physicians streamline imaging orders and comply with PAMA requirements.

Breadth, depth and variety of data	Embedded in the workflow	AI and Healthcare talent

CHANGE HEALTHCARE

© 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved.

12

Producing Data-Driven Next Generation Enterprise Imaging The only cloud native EI solution designed for the era of data and AI Leverage Data Simplify Imaging Financial Predictability Easily leverage AI to transform Fully managed solution, No capital investment is data into actionable insights significantly reducing the burden required, committed reduction in operational costs and improved outcomes of IT Easier Access and Distribution Easy and quick consolidation Simple, all-inclusive, fixed leading to better caregiver with new health systems subscription from a single vendor collaboration and patient engagement Migration done in weeks © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 13 Producing Data-Driven Next Generation Enterprise Imaging The only cloud native EI solution designed for the era of data and AI Leverage Data Simplify Imaging Financial Predictability Easily leverage AI to transform Fully managed solution, No capital investment is data into actionable insights significantly reducing the burden required, committed reduction in operational costs and improved outcomes of IT Easier Access and Distribution Easy and quick consolidation Simple, all-inclusive, fixed leading to better caregiver with new health systems subscription from a single vendor collaboration and patient engagement Migration done in weeks © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 13

Empowering Consumers to Optimize their Healthcare Shopping Experience ™ Shop Book & Pay : An Integrated eCommerce Solution Book – Integrated Pay – Collect Shop – Optimized Digital Scheduling Payment Upfront Shopping Experience © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 14 Empowering Consumers to Optimize their Healthcare Shopping Experience ™ Shop Book & Pay : An Integrated eCommerce Solution Book – Integrated Pay – Collect Shop – Optimized Digital Scheduling Payment Upfront Shopping Experience © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 14

Continued Execution on Growth Initiatives

Financials (ASC 605)

($ in millions)	Q1-3 FY'20	Q1-3 FY'19	% Change	Q3 FY'20	Q3 FY'19	% Change
Segment Revenue						
Software & Analytics	$ 1,184	$ 1,160	2.1 %	$ 406	$ 385	5.3 %
Network Solutions	$ 437	$ 416	4.8 %	$ 151	$ 144	5.0 %
Tech. Enabled Services	$ 739 [1]	$ 761	(3.0)%	$ 247 [2]	$ 257	(3.7)%
Corp. and Eliminations	$(79)	$(73)		$(27)	$(22)	
Total Solutions Revenue	**$ 2,281**	**$ 2,265**	**0.7 %**	**$ 777**	**$ 763**	**1.8 %**
Segment Adjusted EBITDA						
Software & Analytics	$ 467	$ 433	8.0 %	$ 163	$ 150	8.6 %
Network Solutions	$ 263	$ 254	3.5 %	$ 92	$ 88	4.7 %
Tech. Enabled Services	$ 128	$ 133	(4.2)%	$ 41	$ 44	(7.5)%
Corp. and Eliminations	$(152)	$(142)		$(46)	$(49)	
Total Adjusted EBITDA	**$ 706**	**$ 678**	**4.1 %**	**$ 250**	**$ 234**	**6.9 %**
% Margin	*31.0 %*	*29.9 %*	*102 bps*	*32.2 %*	*30.7 %*	*155 bps*

Commentary

- **S&A: Strong Performance & Execution Across Segment**
  - Consistent growth across all solutions, with accelerated growth in Payment Accuracy and Decision Support
  - Includes the impact of Connected Analytics strategic assessment and Imaging business transition to a cloud-based enterprise solution
- **Network: Strength in B2B Payments/Data Solutions**
  - Continued growth in B2B Payments/Data Solution and increased market penetration in our Medical and Dental network
  - Investments to expand market growth for data services, payments, and expanded capabilities in areas like attachments.
- **TES: Executing on Transformation**
  - Revenue growth excluding planned 2019 contract exits would have been 2.5% and 2.4% for Q3 and Q1 - Q3 respectively (see reconciliation in appendix)
  - Customer wins in health system and aggregator segment support long-term growth potential
  - Sequential margin improvement due to cost initiatives expected in Q4

Note: Pro Forma for divestiture of Extended Care business. Refer to slides 20-23 for GAAP to Non-GAAP reconciliation
[1] Negatively impacted by planned contract eliminations during the period of $41mm. [2] Negatively impacted by planned contract eliminations during the period of $16mm.

© 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved.

CHANGE HEALTHCARE

15

Strong Performance and Momentum Net DEBT LEVERAGE 1 2 Segment REVENUE Adjusted EBITDA Free CASH FLOW 3 RATIO Software & Analytics +102bps +265.0% (1.0) x Margin Expansion $ 406 $ 385 $ 706 5.7 x $ 214 Q3 FY2019 Q3 FY2020 Network Solutions 4.7 x $ 151 $ 144 $ 678 Q3 FY2019 Q3 FY2020 $ 59 Technology-Enabled Services $ 247 $ 241 Q1-3 FY2019 Q1-3 FY2020 Q1-3 FY2019 Q1-3 FY2020 Q4 FY2019 Q3 FY2020 Q3 FY2019 Q3 FY2020 Note: Financials based on ASC 605 basis. Pro Forma for divestiture of Extended Care business. Refer to slides 20-23 for GAAP to Non-GAAP reconciliations. 1 2 3 Excludes ~$16m of planned contract eliminations in TES. On an As-Reported basis. Based on Adjusted EBITDA as of December 31, 2019 in accordance with the Credit Agreement and $59 million of unrealized synergies. © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 16 Strong Performance and Momentum Net DEBT LEVERAGE 1 2 Segment REVENUE Adjusted EBITDA Free CASH FLOW 3 RATIO Software & Analytics +102bps +265.0% (1.0) x Margin Expansion $ 406 $ 385 $ 706 5.7 x $ 214 Q3 FY2019 Q3 FY2020 Network Solutions 4.7 x $ 151 $ 144 $ 678 Q3 FY2019 Q3 FY2020 $ 59 Technology-Enabled Services $ 247 $ 241 Q1-3 FY2019 Q1-3 FY2020 Q1-3 FY2019 Q1-3 FY2020 Q4 FY2019 Q3 FY2020 Q3 FY2019 Q3 FY2020 Note: Financials based on ASC 605 basis. Pro Forma for divestiture of Extended Care business. Refer to slides 20-23 for GAAP to Non-GAAP reconciliations. 1 2 3 Excludes ~$16m of planned contract eliminations in TES. On an As-Reported basis. Based on Adjusted EBITDA as of December 31, 2019 in accordance with the Credit Agreement and $59 million of unrealized synergies. © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 16

Path to Accelerated Growth Multiple Levers for Growth Across the Income Statement ...which can be further accelerated by ... synergies M&A and improved efficiency to drive incremental earnings growth... …transformation Core businesses leads to growth Investments continue to contribution… complete, contribute to action plans on overall growth... repositioned businesses underway Today Ongoing Growth Repositioning of LT Revenue Growth Synergies & LT Adjusted EBITDA M&A Today Core Business Repositioned LT Revenue Synergies & Adjusted EBITDA M&A Underperforming Operational Growth Growth Selected Growth Operational Growth Business Efficiency Businesses Efficiency © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 17 Path to Accelerated Growth Multiple Levers for Growth Across the Income Statement ...which can be further accelerated by ... synergies M&A and improved efficiency to drive incremental earnings growth... …transformation Core businesses leads to growth Investments continue to contribution… complete, contribute to action plans on overall growth... repositioned businesses underway Today Ongoing Growth Repositioning of LT Revenue Growth Synergies & LT Adjusted EBITDA M&A Today Core Business Repositioned LT Revenue Synergies & Adjusted EBITDA M&A Underperforming Operational Growth Growth Selected Growth Operational Growth Business Efficiency Businesses Efficiency © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 17

Predictable Financial Model with Multiple Growth Drivers Significant white space opportunity Innovation at scale Strong industry tailwinds Operating Cross-selling efficiency and within existing synergies customer base FY’21 Revenue Growth Guidance 4%-6% FY’21 Adjusted EBITDA guidance 6%-8% © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 18 Predictable Financial Model with Multiple Growth Drivers Significant white space opportunity Innovation at scale Strong industry tailwinds Operating Cross-selling efficiency and within existing synergies customer base FY’21 Revenue Growth Guidance 4%-6% FY’21 Adjusted EBITDA guidance 6%-8% © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 18

Appendix © © 20 2020 19 C Cha hange nge H He ea allt thc hca are re LLC LLC a and nd/ /or or on one e of of iit ts s su sub bsi sidi dia ar riie es. s. A Allll R Riight ghts s R Re ese serv rve ed. d. Appendix © © 20 2020 19 C Cha hange nge H He ea allt thc hca are re LLC LLC a and nd/ /or or on one e of of iit ts s su sub bsi sidi dia ar riie es. s. A Allll R Riight ghts s R Re ese serv rve ed. d.

GAAP to Non-GAAP Revenue Reconciliations

($ in millions)	FY 2019				FY 2020					
Revenue	Q1	Q2	Q3	YTD	Q1	Q2	Q3	YTD	Q3 Y/Y Growth	YTD Growth
GAAP:										
Software & Analytics	394	381	385	1,160	392	386	406	1,184		
Network Solutions	137	136	144	416	142	144	151	437		
Technology-Enabled Solutions	253	246	257	761	248	244	247	739		
Corporate Eliminations	(25)	(25)	(22)	(73)	(26)	(26)	(27)	(79)		
Total Solutions Revenue (GAAP)	**$ 758**	**$ 738**	**$ 763**	**$ 2,265**	**$ 756**	**$ 749**	**$ 777**	**$ 2,281**	***1.8 %***	***0.7 %***
Non- GAAP:										
Software & Analytics	394	381	385	1,160	392	386	406	1,184		
(-) Extended Care	(9)	(0)	(0)	(9)	0	0	0	0		
Software & Analytics (PF for Divestitures)	**$ 385**	**$ 381**	**$ 385**	**$ 1,151**	**$ 392**	**$ 386**	**$ 406**	**$ 1,184.2**	***5.3 %***	***2.9 %***
Network Solutions	**$ 137**	**$ 136**	**$ 144**	**$ 416**	**$ 142**	**$ 144**	**$ 151**	**$ 437**	***5.0 %***	***4.8 %***
Technology-Enabled Solutions	253	246	257	761	248	244	247	739		
(-) Planned Contract Exits[1]	(10)	(15)	(16)	(41)	-	-	-	-		
Technology-Enabled Solutions (Post-Contract Exits)	**$ 242**	**$ 231**	**$ 241**	**$ 722**	**$ 248**	**$ 244**	**$ 247**	**$ 739**	***2.5 %***	***2.4 %***
Corporate Eliminations	(25)	(25)	(22)	(73)	(26)	(26)	(27)	(79)		
Total Adjusted Solutions Revenue (Non-GAAP)	**$ 738**	**$ 723**	**$ 748**	**$ 2,216**	**$ 756**	**$ 749**	**$ 776**	**$ 2,281**	***3.9 %***	***2.9 %***

Note: Financials based on ASC 605 basis. Solutions revenue excludes postage.

[1] Represents revenue from customers under customer contracts that Change exited pursuant to planned contract eliminations in 2019.

© 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved.

CHANGE HEALTHCARE

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Change Healthcare LLC Reconciliation of Net Income (Loss) to Adjusted EBITDA © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 21 Change Healthcare LLC Reconciliation of Net Income (Loss) to Adjusted EBITDA © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 21

Change Healthcare LLC Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss) © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 22 Change Healthcare LLC Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss) © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 22

Change Healthcare LLC Reconciliation of Cash Provided by (Used in) Operating Activities to Free Cash Flow and Adjusted Free Cash Flow © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 23 Change Healthcare LLC Reconciliation of Cash Provided by (Used in) Operating Activities to Free Cash Flow and Adjusted Free Cash Flow © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 23

Remove see note 6 after WP comes back Change Healthcare LLC Consolidated Balance Sheets (unaudited and amounts in thousands) © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 24 Remove see note 6 after WP comes back Change Healthcare LLC Consolidated Balance Sheets (unaudited and amounts in thousands) © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 24

Change Healthcare LLC Consolidated Statements of Operations (unaudited and amounts in thousands, except unit and per unit amounts) © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 25 Change Healthcare LLC Consolidated Statements of Operations (unaudited and amounts in thousands, except unit and per unit amounts) © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 25

Change Healthcare LLC Consolidated Statements of Cash Flows (unaudited and amounts in thousands) © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 26 Change Healthcare LLC Consolidated Statements of Cash Flows (unaudited and amounts in thousands) © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 26

Change Healthcare LLC Segment Results © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 27 Change Healthcare LLC Segment Results © 2020 Change Healthcare LLC and/or one of its subsidiaries. All Rights Reserved. 27